10 Forge Parkway
Franklin, Massachusetts 02038

April 13, 2006

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Sontra Medical Corporation
Registration Statement on Form S-3
File No. 333-132869
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sontra Medical Corporation (the “Company”) hereby requests that the effectiveness of its Registration Statement on Form S-3 (File No. 333-132869), be accelerated so that the Registration Statement may become effective at 3:00 p.m. on Monday, April 17, 2006, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•
should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SONTRA MEDICAL CORPORATION

By: /s/ Sean F. Moran
Sean F. Moran
Chief Financial Officer